                                                                     EXHIBIT 4.3
                        [LETTERHEAD OF COTT CORPORATION]



                                                                November 3, 1999



Thomas H. Lee Company
75 State Street
Boston, MA 02109

Dear Sirs:

         RE:  LIMITED WAIVER OF STANDSTILL PROVISIONS

         Pursuant to an agreement made June 12, 1998 between Cott Corporation ("Cott") and various investors ("Purchasers") represented by Thomas H. Lee Company (collectively "THL"), THL agreed to certain limitations (the "Standstill Provisions") on its ability to purchase additional shares in the capital stock of Cott without the prior consent of the Cott board of directors.

         THL has sought the consent of the Cott board of directors to purchase up to an additional 3,272,092 shares of Cott (the "Additional Shares") in open market ordinary course purchases.

         This letter confirms that the Cott board of directors has consented to the acquisition of the Additional Shares by THL, upon and subject to the following terms and conditions and in consideration of THL's agreements hereinafter set forth:

1. THL will give to Cott advance written notice of any acquisition of Additional Shares pursuant to the consent herein contained.

2. If and to the extent that THL acquires Additional Shares, THL will relinquish and forego any and all voting rights attaching to an equal number of shares owned by entities controlled by members of the Pencer Family (the "Pencers") in respect of which THL currently holds voting rights, but not an option to purchase the shares to which such voting rights attach, pursuant to a "Voting Agreement" and "Option to Purchase Common Shares of Cott Corporation" both made as of July 7, 1998 between THL and the Pencers.

3. THL agrees to release Cott from any of its unsatisfied obligations under the Subscription Agreement to use the proceeds of THL's subscription for preferred shares in the capital of Cott to repurchase common shares in the capital of Cott.


4. THL will grant to the Chairman of the Board of Cott (or such other person as may from time to time be designated by the directors of Cott who are unaffiliated with THL) a proxy to vote that number of voting shares of Cott which ensure that THL will not at any time have voting rights in respect of more than 35% of the outstanding voting shares of Cott, calculated on a fully diluted basis. The proxy herein contemplated will be revocable upon 90 days advance notice to the proxyholder and to Cott, provided that THL covenants that it will not revoke the proxy if, after giving effect to such revocation, THL would beneficially own voting rights in respect of more than 35% of the outstanding Voting Stock of Cott, calculated on a fully diluted basis. THL will instruct the proxyholder (which instruction shall be irrevocable unless and until the proxy shall have been revoked) to vote the shares covered by the proxy in the same manner and percentage as those shares held by all shareholders of Cott other than THL and its affiliates. For purposes of this agreement, "fully diluted basis" at any time shall be calculated assuming that all convertible preferred shares of Cott shall have been converted into, and all vested, "in-the-money" options shall have been exercised for, the underlying common shares of Cott, and that no other potentially dilutive conversions or exercises shall have occurred. Notwithstanding the foregoing, such proxy may be revoked in connection with a change of control transaction which has been approved by the board of directors of Cott.

5. THL covenants with and in favour of Cott that it will not exercise its option (the "Pencer Options") to acquire additional common shares of Cott from the Pencers if and to the extent that after giving effect to such exercise, THL would have the power to vote or dispose of more than 35% of the outstanding voting shares of Cott calculated on a fully diluted basis. The covenant contemplated in this paragraph would not
         (a) affect THL's right to exercise the Pencer Option to acquire cash rather than shares of Cott; or (b) prohibit the exercise of the Pencer Option in the context of a change of control transaction approved by Cott's board of directors.

6. THL agrees that Cott shall be entitled to the benefit of, and to enforce against THL, the provisions of the Voting Agreement between THL and the Pencers which provide for a reduction of THL's voting rights if and to the extent that THL's right to vote exceeds 35% of the outstanding Cott voting shares.

         We and (by your acceptance hereof) you agree to settle and execute all documentation necessary or desirable to give effect to the intention of the parties set forth herein.

         Except as expressly contemplated herein, the Standstill Provisions will remain in full force and effect.

         If the foregoing is acceptable to you, kindly so signify by executing and returning to the undersigned the duplicate original of this letter, whereupon this letter will constitute a legal and binding agreement between us.

                                            Yours very truly,

                                            COTT CORPORATION



                                            Per: /s/ M. Halperin
                                               -----------------------



ACCEPTED THIS 3rd day of November, 2000.

THOMAS H. LEE COMPANY

(on behalf of the Purchasers under the Subscription Agreement)



Per: /s/ C. Hunter Boll
     ---------------------------